Exhibit 12.1

SOUTHERN POWER COMPANY
Computation of ratio of earnings to fixed charges for
the five years ended December 31, 2011
and the year to date September 30, 2012

						Nine
						Months
						Ended
Year ended December 31,						September 30,
	2007	2008	2009	2010	2011	2012
------------------------------------Thousands of Dollars------------------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes	$215,184	$237,250	$241,515	$206,664	$238,088	$220,128
Distributed income of equity investees	0	0	0	0	0	0
Interest expense, net of amounts capitalized	79,175	83,212	84,963	76,120	77,334	44,801
Interest component of rental expense	155	150	159	176	191	203
Amortization of capitalized interest	1,573	2,239	2,885	2,905	3,412	3,145
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
AFUDC - Debt funds	0	0	0	0	0	0
Earnings as defined	$296,087	$322,851	$329,522	$285,865	$319,025	$268,277

FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt	$88,037	$86,301	$84,279	$85,054	$90,479	$58,812
Interest on affiliated loans	0	0	0	8	534	0
Interest on interim obligations	5,414	1,574	(122)	603	1,374	1,567
Amort of debt disc, premium and expense, net	2,169	2,098	2,098	2,098	2,026	877
Other interest charges	97	314	333	466	922	(19)
Interest component of rental expense	155	150	159	176	191	203
Distributions on mandatorily redeemable preferred securities	0	0	0	0	0	0
Fixed charges as defined	$95,872	$90,437	$86,747	$88,405	$95,526	$61,440

RATIO OF EARNINGS TO FIXED CHARGES	3.09	3.57	3.80	3.23	3.34	4.37